Exhibit 99.3
EXPLANATORY NOTES TO THE AGENDA
for the Annual General Meeting of Shareholders (“AGM”) of
ASML Holding N.V. (the “Company” or “ASML”) to be held on
Wednesday April 20, 2011
The agenda items 3, 4, 5, 7, 8, 9, 10 a and b, 12, 13 a, b, c and d, 14, 15, and 16, will be put to the vote of the AGM.
The explanatory notes to the agenda contain a further description of the agenda1.
Agenda Items:
3.	Discussion of the Annual Report 2010, including ASML’s corporate governance chapter, and the remuneration report 2010, and adoption of the financial statements for the financial year 2010, as prepared in accordance with Dutch law. (Voting item)
In line with practice, ASML has prepared two sets of annual accounts for the financial year 2010: one in accordance with Dutch (IFRS) rules and one in accordance with the ‘U.S. GAAP’ rules. The annual accounts prepared in accordance with the U.S. GAAP rules are included in Form 20-F as prescribed by the SEC. The annual accounts as prepared under Dutch law (using IFRS rules) are the statutory annual accounts that are being submitted to the AGM for adoption. These accounts were prepared by the Board of Management and audited and provided with an unqualified auditor’s report by Deloitte, ASML’s external accountants. The Board of Management and the Supervisory Board have signed the accounts.
Part of the Annual Report 2010 is a chapter on ASML’s corporate governance structure, including an account of ASML’s compliance with the Dutch Corporate Governance Code.
The Annual Report 2010, including the annual accounts, as prepared in accordance with Dutch law is published on ASML’s website (www.asml.com) and is also available via the Company. The remuneration report 2010 is published on ASML’s website.
4,5.	Discharge of the members of the Board of Management (item 4) and the members of the Supervisory Board (item 5). (Voting items)

In these agenda items it is proposed to discharge the members of the Board of Management from liability in respect of their management during the 2010 financial year, and to discharge the members of the Supervisory Board from liability in respect of their supervision during the 2010 financial year.
6.	Clarification of the Company’s reserves and dividend policy. (Discussion item)

In previous communications related to this subject, the Company has explained that its business is of a cyclical nature and that therefore a certain level of cash (“liquidity buffer”) is needed to provide for the necessary inventory and resources, especially in upturns.

[1]	The documents referred to herein are available at the Company (email: angela.van.de.kerkhof@asml.com or telephone: (+31)(0)40-268-3977), the Royal Bank of Scotland N.V. (email:corporate.actions@rbs.com or telephone: (+31)(0)20-464-3707) and at JPMorgan Chase & Co., email: jpmorgan.adr@wellsfargo.com or tel. (800) 990-1135 (US) or (651) 453-2128 (from outside the US) and will be sent to you free of charge upon request. These documents are also available on ASML’s website (address: www.asml.com/agm2011).

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As general strategy and as part of our prudent liquidity risk management, ASML seeks to maintain sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities. As part of our financing policy we seek to maintain a strategic level of cash and cash equivalents of between EUR 1.0 and 1.5 billion. In addition to dividend payments we intend to return cash to our shareholders through share buy-backs or repayment of capital, to the extent that the level of cash and cash equivalents exceeds this target level and there are no investment opportunities that we wish to pursue.
In the next agenda item, the dividend proposal in respect of the financial year 2010 is submitted to the AGM for adoption.
As announced in the press release in connection with the annual results 2010, ASML also intends to repurchase shares up to an amount of EUR 1 billion within two years. This will be further explained in agenda items 14 through 16.
As communicated previously, the current reserves and dividend policy will also enable ASML to execute future share buybacks in a tax-efficient way.
Although it is ASML’s intention to declare an annual dividend that will be stable or growing over time, the actual payment may vary from year to year and, in certain years, we may not declare a dividend at all. Further, ASML may revise its dividend and reserve policy in the future which may have an impact on dividends.
7.	Proposal to adopt a dividend of EUR 0.40 per ordinary share of EUR 0.09. (Voting item)

In respect of the financial year 2010, ASML proposes to declare a dividend of EUR 0.40 per ordinary share of EUR 0.09, a 100% increase as compared to the dividend paid in 2010. The ex-dividend date is April 26, 2011 and the dividend will be made payable on May 10, 2011.
8.	Proposal to amend the Articles of Association of the Company. (Voting item)

Since the last change of the Articles of Association (“AoA”) in 2007, various changes in applicable laws and regulations have come into force that either require or allow amendments to the AoA. The proposed amendments reflect those changes in laws and regulations. Furthermore, some amendments are proposed to simplify the AoA.
The most important proposed amendment is the possibility to repurchase up to a maximum of 50% of the Company’s outstanding shares in conformity with the provisions of the law (see article 5.1 of the proposal). Since, under the amendment, the AGM remains the body that ultimately needs to grant authorization to the Company for the repurchase of shares, the AGM will continue to determine the maximum amount of shares to be repurchased. As will be further explained under agenda item 14, ASML share buy backs are used to return excess cash to shareholders through reduction of the number of issued shares. Repurchased shares will either be canceled or used to hedge outstanding stock options.
Another important proposed amendment relates to article 3.1 of the AoA, and is meant to simplify the AoA. The AoA currently provide (as a result of the synthetic share buyback of 2007) for (i) ordinary shares with a nominal value of EUR 0.09, (ii) fractional shares with a nominal value of EUR 0.01, and (iii) cumulative preference shares with a nominal value of EUR 0.02. Because the fractional shares are not issued and are not expected to be issued, it is proposed to delete this class of shares. As a result the capital of the Company will decrease with EUR 100.

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To simplify the share registration and voting procedures at the AGM, it is further proposed to give each share 1 vote in the general meeting of shareholders. This will be achieved by increasing the nominal value of the cumulative preference shares from EUR 0.02 to EUR 0.09. It is further proposed to equalize the number of ordinary shares and cumulative preference shares included in the authorized share capital, i.e. 700,000,000. The total value of the cumulative preference shares will reduce with EUR 100 to EUR 63,000,000.
Most of the other proposed amendments relate to the implementation of the Bill on Shareholders’ Rights which became effective per July 1, 2010.
Because in the Board of Management’s view no material amendments are proposed, all proposed amendments will be handled in one agenda item. The Supervisory Board has granted its approval for the amendmend of the articles of association.
The Board of Management proposes to the AGM to vote in favor of the proposed amendment to the Company’s AoA.
The proposal to amend the Articles of Association, including the existing text of the AoA, the proposed changes and the explanatory notices to the proposed changes, is published on ASML’s website (www.asml.com) and is available for inspection at the offices of the Company until the AGM is held.
In order to finalize the amendments of the AoA, the resolution to amend the AoA also includes the authorization of each director of the Company as well as any and all lawyers and paralegals practicing with De Brauw Blackstone Westbroek N.V. to apply for the required ministerial declaration of no-objection on the draft mentioned, as well as to execute the notarial deed of amendment to the AoA.
9.	Approval of the number of stock options, respectively shares, for employees. (Voting item)

In this agenda item, the Company also proposes to the AGM to designate the Board of Management as the body authorized to issue the stock options and/or shares as mentioned below, subject to the approval of the Supervisory Board. This authorization is a separate authorization from the authorization as referred to in agenda item 13, and will be requested for the period starting from the AGM held on April 20, 2011 and continuing up until the AGM to be held in 2012.
This agenda item concerns the following voting item:
Approval of the number of stock options, respectively shares, available for ASML employees, other than members of the Board of Management, and authorization of the Board of Management to issue the stock options or shares, subject to the approval of the Supervisory Board.
The employee equity based arrangements include plans for ASML employees world wide and/or senior and executive management, other than members of the Board of Management, to: i) purchase stock options and/or shares; ii) grant incentive stock options or shares for retention purposes; iii) grant performance stock options or performance shares for retention purposes; and iv) grant incentive or performance shares and / or incentive or performance options to newly hired employees for incentive purposes.

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The maximum available number of stock options, respectively shares, for ASML employees other than Board of Management members, that the Company hereby submits for approval to the AGM amounts to 1,075,000 stock options and/or shares for abovementioned period.
For clarification purposes it is hereby noted that the maximum number of performance shares available for the members of the Board of Management for the period from the AGM held on April 20, 2011 and continuing up until the AGM held in 2012 — being 350,000 shares — was submitted to and approved by the AGM held on March 24, 2010, in line with the proposal included in the Remuneration Policy for the Board of Management (version 2010) to fix the number of performance shares for a period of two years.
10.	Composition of the Supervisory Board. (Voting items)
This agenda item consists of two voting items.
As announced at the AGM held on March 24, 2010, Messrs. W.T. Siegle and J.W.B. Westerburgen will retire by rotation at the AGM to be held on April 20, 2011. Messrs. Siegle and Westerburgen have indicated that they are available for re-appointment. The Supervisory Board has decided to nominate Messrs. Siegle and Westerburgen for re-appointment as member of the Supervisory Board.
a. Mr. W.T. Siegle
Mr. Siegle retires by rotation effective per the AGM of April 20, 2011. Mr. Siegle was first appointed in 2007. Mr. Siegle is the Chairman of the Supervisory Board’s Technology and Strategy Committee.
Mr. Siegle was born in 1939 and has US nationality. Between 1964 and 1990 Mr. Siegle held various technical, management and executive positions at IBM, including Director of the Advanced Technology Center. From 1990 until 2005 Mr. Siegle served as SVP and Scientist at AMD, responsible for the development of technology platforms and manufacturing operations world wide. He was also chairman of the Board of Directors of SRC, member of the Board of Directors of Sematech and Director of Etec, Inc. and DuPont Photomask, Inc. Currently, Mr. Siegle is a member of the Advisory Board of Acorn Technologies, Inc.
Mr. Siegle does not hold any shares in the capital of the Company.
The Supervisory Board decided to nominate Mr. Siegle for re-appointment, because of his extensive knowledge of and experience in the semi-conductor industry, from which the Supervisory Board has greatly benefited in the past four years, especially also in view of his function as chairman of the Supervisory Board’s Technology and Strategy Committee. Considering the foregoing, Mr. Siegle fits very well in the profile drafted for this position.
In line with the applicable profile and rotation schedule of the Supervisory Board, Mr. Siegle’s nomination for re-appointment will be for a two-year term.

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The shareholders have not made recommendations for filling this vacancy and the Works Council has not recommended any candidate to fill this position either. The Works Council has been timely provided with the opportunity to determine its opinion on Mr. Siegle’s nomination for re-appointment and is in favor of Mr. Siegle’s re-appointment.
b. Mr. J.W.B. Westerburgen
Mr. Westerburgen retires by rotation effective per this AGM. Mr. Westerburgen was first appointed in 2002, and was re-appointed in 2005 and 2009. Mr. Westerburgen is Chairman of the Supervisory Board’s Selection and Nomination Committee and Remuneration Committee.
Mr. Westerburgen was born in 1942 and has Dutch nationality. Mr. Westerburgen is former Company Secretary and Head of Tax of Unilever N.V. and Plc. Mr. Westerburgen currently serves as Vice-Chairman of the Board of the Association Aegon.
Mr. Westerburgen does not hold any shares in the capital of the Company.
Because of Mr. Westerburgen’s knowledge of and extensive experience in company law and corporate governance, Mr. Westerburgen fits very well in the profile drafted for this position, especially also in view of his chairmanship of above mentioned committees. Therefore, the Supervisory Board proposes to re-appoint Mr. Westerburgen.
In line with the applicable rotation schedule of the Supervisory Board, Mr. Westerburgen’s nomination for re-appointment will be for a two-year term. If reappointed, Mr. Westerburgen will commence his last term on ASML’s Supervisory Board.
The shareholders have not made recommendations for filling this vacancy and the Works Council has not recommended any candidate to fill this position either. The Works Council has been timely provided with the opportunity to determine its opinion on Mr. Westerburgen’s nomination for re-appointment and is in favor of Mr. Westerburgen’s re-appointment.
11.	Composition of the Supervisory Board in 2012. (Discussion item)
•	Notification that Mr. O. Bilous will retire by rotation in 2012;

•	Notification that Mr. F.W. Fröhlich will retire by rotation in 2012;

•	Notification that Mr. A.P.M. van der Poel will retire by rotation in 2012.
12.	Remuneration of the Supervisory Board. (Voting item)
Dutch law and the Company’s Articles of Association stipulate that the General Meeting of Shareholders, upon the proposal of the Supervisory Board, determines the remuneration of the members of the Supervisory Board.
In view of the fact that the last increase of the Supervisory Board’s remuneration took place in 2007, and taking into account the continuing increase of the responsibilities, workload and liabilities for the Supervisory Board members and considering the growth of the Company in the past years, the Supervisory Board proposes the following adjustments in the remuneration of the Supervisory Board, effective as per April 1, 2011[2]:

[2]	Provided that the AGM approves this proposal.

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		Current	Proposal as of April 1, 2011
Description		EUR	EUR
Base fee SB	Chairman	55,000	65,000	*
	Member	40,000	45,000	*
	Non European member	70,000	75,000	*
Additional fee	Vice Chairman SB	0	5,000
Audit Committee	Chairman	15,000	15,000
	Member	10,000	10,000
RC, S&NC, T&SC	Chairman	10,000	12,000
	Member	7,500	8,000
CFIUS[3]		10,000	10,000

*	Plus a further increase of maximum EUR 5,000 within a 4-year period, pending developments.
With respect to this proposal, the Supervisory Board wishes to note that it has been advised by an independent external expert in this area, and that the advice was based on a compensation benchmark in the relevant market.
13.	Proposal to auhorize the Board of Management to issue shares or rights to subscribe for shares in the share capital of the Company as well as to restrict or exclude the pre-emption rights accruing to shareholders. (Four voting items)
This agenda item consists of the following four voting items:
a.	At the AGM held on March 24, 2010, the Board of Management was granted the authorization, subject to Supervisory Board approval, to issue shares or rights to subscribe for shares in the share capital of the Company, limited to 5% of the issued share capital at the time of the authorization (March 24, 2010). As the authorization will expire on September 24, 2011, it is proposed to continue this authorization of the Board of Management for a period of 18 months from April 20, 2011 through October 20, 2012. As a result thereof the existing authorization will cease to apply.

b.	At the AGM held on March 24, 2010, the Board of Management was granted the authorization, subject to Supervisory Board approval, to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under a. As the authorization will expire on September 24, 2011, it is proposed to continue this authorization of the Board of Management for a period of 18 months from April 20, 2011 through October 20, 2012. As a result thereof the existing authorization will cease to apply.

c.	At the AGM held on March 24, 2010, the Board of Management was granted the authorization, subject to Supervisory Board approval, to issue shares or rights to subscribe for shares in the share capital of the Company for an additional 5% of the issued share capital at the time of the authorization (March 24, 2010), which 5% can only be used in connection with or on the occasion of mergers and/or acquisitions. As the authorization will expire on September 24, 2011, it is proposed to continue this authorization of the Board of Management for a period of 18 months from April 20, 2011 through October 20, 2012. As a result thereof the existing authorization will cease to apply.

[3]	To compensate for certain obligations ASML has towards the U.S. government as a result of the merger with SVG in 2001, one U.S. member receives an additional EUR 10,000 to fulfill these obligations.

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d.	At the AGM held on March 24, 2010, the Board of Management was granted the authorization, subject to Supervisory Board approval, to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under c. As the authorization will expire on September 24, 2011, it is proposed to continue this authorization of the Board of Management for a period of 18 months from April 20, 2011 through October 20, 2012. As a result thereof the existing authorization will cease to apply.
This is an annually recurring agenda item, because the Board of Management considers it in the interest of the Company and its shareholders to be able to react timely when certain opportunities that need the issuance of shares, arise.
Therefore, the Board of Management would like to have the authority to issue shares when such occasions occur, and to pass the pre-emptive rights in situations where it is imperative to be able to act quickly, without having to ask prior approval from the Company’s shareholders for which an extraordinary shareholders meeting would have to be convened and which would cost valuable time or create disrupting market speculations.
In the past, this agenda item has been used especially in relation to the issue of convertible bonds, because of the short window of opportunity. The opportunity to issue convertible bonds, or other transactions that need issuance of shares will be limited if ASML needs to ask prior approval to issue shares and/or exclude the shareholder’s pre-emptive rights.
The authorization of the Board of Management to restrict or exclude the pre-emptive rights will be limited to (i) 5% of the Company’s issued share capital at the time of the authorization, and (ii) an additional 5% of the Company’s issued share capital at the time of the authorization only to be used in connection with or on the occasion of mergers and/or acquisitions. The authorization covers a period of 18 months.
14.	Proposal to authorize the Board of Management to acquire ordinary shares in the Company. (Voting item)
Introduction to the agenda items 14 until and including 16:
These agenda items, containing proposals for share repurchases and subsequent share cancellations, were also submitted for approval to the AGMs held in the period 2006 through 2010. In 2006, 2007 and 2008 ASML executed share buy backs. The shares repurchased were cancelled, were used to satisfy the conversion rights of holders of Convertible Subordinated loans, and are used to cover outstanding stock options. In 2009 and 2010 no share repurchase programs were executed.
In the press release publishing the 2010 financial results, ASML announced its intention to repurchase up to EUR 1 billion of its own shares within two years. The repurchase program will be executed within the limitations of the current authority granted by the AGM on March 24, 2010 and, if granted, of the authority as proposed to this AGM and future AGMs. The purpose of the share buy back program is to return excess cash to shareholders through reduction of the number of issued shares.

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ASML aims to have optimal flexibility in the execution of a return of capital to its shareholders. To enable such optimal flexibility, ASML requests the AGM to mandate further share repurchases as well as to further authorize cancellation of shares to be able to execute the share buy back program as announced, and to provide the possibility and flexibility to implement further share repurchase programs, should the Company decide to do so.
Implementation of share repurchase programs is dependent on different factors and shareholders are advised that there is no certainty as to a return of capital, that there is no certainty either as to the timing of a potential execution of a return of capital to shareholders, nor as to the method of achieving such return.
Agenda item 14
At the AGM held on March 24, 2010, the Board of Management was granted the authorization, subject to Supervisory Board approval, to repurchase shares through September 24, 2011 up to a maximum of 10% of the issued share capital as of the date of authorization (March 24, 2010).
As the authorization will expire on September 24, 2011, it is proposed to continue this authorization of the Board of Management for a period of 18 months from April 20, 2011 through October 20, 2012. As a result thereof the previous authorization will cease to apply.
On June 11, 2008, Dutch law was changed to the effect that companies are authorized to acquire a maximum of 50% of ordinary shares in their capital during the 18 months period that the authorization is in force. In the proposal for amendment of the Company’s Articles of Association as included in agenda item 8, ASML has included a provision reflecting this amendment in law. However, as the amendment of the Articles of Association will not yet be effectuated at the time that this authorization is granted by the AGM, the 10% limitation as referred to in the current AoA of the Company for the repurchase of issued share capital remains applicable.
If the AGM grants this authorization, the Company may repurchase its issued ordinary shares at any time during this 18 months period. The number of ordinary shares to be acquired is limited to the maximum — as permitted under ASML’s current articles of association — that ASML may at any time hold in its own capital taking into account the possibility to cancel shares as proposed under items 15 and 16. This authorization allows ASML, in combination with the proposals under 15 and 16, to (i) acquire twice the maximum 10% of the issued share capital, (ii) cancel these shares and subsequently (iii) acquire once again a maximum of 10% of the issued share capital.
Any such repurchases are subject to the approval of the Supervisory Board. Shares may be repurchased for valuable consideration as described in item 14 of the AGM agenda.
15.	Proposal to cancel ordinary shares. (Voting item)
In this agenda item it is proposed to cancel a number of ordinary shares repurchased or to be repurchased by the Company, resulting in a reduction of the Company’s issued share capital. The cancellation may be executed in one or more tranches. The number of shares that will be cancelled (whether or not in a tranche) shall be determined by the Board of Management, but shall not exceed 10% percent of the issued share capital as of April 20, 2011.

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Pursuant to the relevant statutory provisions, cancellation may not be effected until two months after the resolution to cancel is adopted and publicly announced.
16.	Proposal to cancel additional ordinary shares. (Voting item)
As outlined above, the repurchase by ASML is limited to 10% of the issued share capital. To enable ASML to repurchase more shares, the additional shares acquired under the authorization of item 14 need to be cancelled first.
Therefore, it is proposed to cancel ordinary shares repurchased by the Company following the cancellation of ordinary shares as referred to in item 15, resulting in a further reduction of the Company’s issued share capital.
The cancellation may be executed in one or more tranches. The number of shares that will be cancelled (whether or not in a tranche) shall be determined by the Board of Management but shall not exceed 10% of the issued share capital at April 20, 2011 reduced by the number of shares cancelled pursuant to item 15.
Pursuant to the relevant statutory provisions, cancellation may not be effected until two months after a resolution to cancel shares is adopted and publicly announced.

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